AB 3/24

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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11020414

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8- 52622

KH 3/22

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Haley Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10703 J Street, Suite 102
(No. and Street)

Omaha, NE 68127
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John E. Haley 402.397.0780
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goracke and Associates, PC
(Name – *if individual, state last, first, middle name*)

12110 Port Grace Boulevard, Suite 200 La Vista, NE 68128
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/25

OATH OR AFFIRMATION

I, John E. Haley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Haley Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

GENERAL NOTARY - State of Nebraska
HEATHER M. SILVA
My Comm. Exp. Nov. 20, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HALEY SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2010

GORACKE & ASSOCIATES, P.C.
Certified Public Accountants

TABLE OF CONTENTS

	Page No.
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Changes in Liabilities Subordinated To Claims of General Creditors	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 9
SUPPLEMENTARY SCHEDULES	
Computation of Aggregate Indebtedness and Net Capital in Accordance with Rule 15c3-1	10
Reconciliation of Net Capital and Aggregate Indebtedness per Audit Report to Client's Focus Report	11
Statement on Exemption under SEC Rule 15c3-3:	
Information Relating to Possession or Control Requirements	12
Computation of Reserve Requirement	13
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL	14 - 15
INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION	16 - 17

GORACKE & ASSOCIATES, P.C.

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Haley Securities, Inc.
Omaha, Nebraska

We have audited the accompanying Statement of Financial Condition of Haley Securities, Inc., a Nebraska Corporation, as of December 31, 2010, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Haley Securities, Inc., as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 9-13 is presented for the purposes of additional analysis and is not a part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934 and the Securities Investor Protection Corporation. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goracke & Associates, P.C.

La Vista, Nebraska
February 22, 2011

Southport Professional Bldg • 12110 Port Grace Blvd. • Suite 200 • La Vista, NE 68128 • 402/330-1200 • FAX 402/330-9455

HALEY SECURITIES, INC
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	203,369
Investment in certificate of deposit		33,253
Receivable - other		737
CRD - Escrow		2,335
Prepaid expenses		17,388
Total current assets		257,082
FURNITURE AND EQUIPMENT		
Furniture and equipment		16,797
Less accumulated depreciation		(12,436)
Net furniture and equipment		4,361
TOTAL ASSETS	$	261,443

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	8,010
Accrued expenses		1,579
Total current liabilities		9,589
STOCKHOLDERS' EQUITY		
Common stock; $1 par value; 10,000 shares authorized and 1,000 shares issued and outstanding		1,000
Retained earnings		250,854
Total stockholders' equity		251,854
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	261,443

See notes to financial statements.

HALEY SECURITIES, INC
STATEMENT OF OPERATIONS
Year Ended December 31, 2010

REVENUES		
Placement fees	$	419,850
Interest		830
Total revenues		420,680
EXPENSES		
Commissions		233,300
Computer services		210
Continuing education		375
Dues and subscriptions		3,555
Employee benefits		4,494
Equipment rental		2,924
Insurance		10,318
Licenses and permits		20,161
Meals and lodging		2,315
Miscellaneous		424
Office		5,542
Salary		191,294
Professional fees		61,727
Rent		12,884
Taxes - payroll		23,861
Taxes - other		3,216
Travel		7,424
Utilities		10,795
Depreciation		1,916
Total expenses		596,735
NET LOSS	$	(176,055)

See notes to financial statements.

HALEY SECURITIES, INC
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2010

	Issued Shares	Common Stock	Paid-In Capital	Retained Earnings	Stockholders' Equity
December 31, 2009	1,000	$ 1,000	$ -	$ 426,909	$ 427,909
Net Loss	-	-	-	(176,055)	(176,055)
December 31, 2010	1,000	$ 1,000	$ -	$ 250,854	$ 251,854

See notes to financial statements.

HALEY SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Year Ended December 31, 2010

Subordinated Liabilities, December 31, 2009	$ -
Increases	-
Decreases	-
Subordinated Liabilities, December 31, 2010	$ -

See notes to financial statements.

HALEY SECURITIES, INC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(176,055)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation		1,916
Increase in investments in certificate of deposit		(206)
Increase in receivable - other		160
Increase in CRD - Escrow		(975)
Prepaid expenses		277
Increase in prepaid expenses		2,010
Increase in accrued expenses		(3,049)
Net cash used by operating activites	$	(175,922)
NET INCREASE IN CASH AND CASH EQUIVALENTS		(175,922)
Cash and Cash Equivalents, Beginning of the Year		379,291
Cash and Cash Equivalents, End of the Year	$	203,369
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$	-
Cash paid for taxes	$	-

See notes to financial statements.

NOTE A – NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Haley Securities, Inc. (Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting policies generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of Activity
Haley Securities, Inc. is a Nebraska S Corporation that operates as a registered broker-dealer and acts as an agent in the sale of real estate interest for limited partnerships in which the Company's stockholders are a partner or manager.

Basis of Accounting
The Company prepares its financial statements on the accrual basis using generally accepted accounting principles.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Equipment
Furniture and equipment are stated at cost. Depreciation is computed using the declining-balance method over the estimated useful lives of the related assets. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any resulting gain or loss on disposition is reflected in operations. Repairs and maintenance are expensed as incurred; expenditures for additions, improvements and replacements are capitalized. Depreciation expense for the year ended December 31, 2010 was $1,916.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Compensated Absences
Full-time year round employees are entitled to paid vacations depending on the length of services and other factors. Accrued vacation pay at December 31, 2010 was deemed immaterial and not accrued.

Income Taxes
The Company elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. The income of the Company is passed through to the individual stockholders who report it on their personal tax returns. Therefore, there is no provision or liability for federal or state income taxes reflected in these financial statements.

NOTE A – NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)
The Company has adopted the provisions of FASB ASC 740-10, "Accounting for Uncertain Tax Positions". The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. Management does not expect the interpretation will have a material impact (if any) on its results from operations or financial position.

NOTE B – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This rule requires the Company to maintain net capital of at least $5,000 or 6 and 2/3 percent of "aggregated indebtedness", whichever is greater. In addition, the Company is not permitted to exceed a ratio of aggregate indebtedness to net capital of 15 to 1, both as defined in the Rule. At December 31, 2010 the Company had net capital of $226,950 which was $221,950 in excess of its requirement. The Company's ratio of aggregate indebtedness to net capital was .04225 to 1 at December 31, 2010.

NOTE C – RELATED PARTY TRANSACTIONS

The Company subleases their copier and postage meter to Haley Communities Limited Partnership Fund No. 1, Haley Associates Limited Partnership, and Haley Real Estate Group. They also charge for office supplies, reimbursement of shareholder's cell phone, and related legal fees. The Company is included in Dial Equities, Inc. health insurance, 401K plan, and they lease office space, office phone, and supplies. The Company also rents office space from an entity that is affiliated with the shareholders through common ownership. Total rent paid to that entity was $6,521 plus common area maintenance fees of $6,243 during the year ended December 31, 2010.

Related party transactions for the year ended December 31, 2010:

Haley Communities Limited Partnership Fund No. 1	$ 6,752
Haley Associates LTD	6,513
Haley Real Estate Group	4,663
Dial Equities, Inc.	36,665
	$ 54,593

The shareholders of the Company are affiliated with Haley Communities Limited Partnership Fund No. 1, Haley Associates Limited Partnership, and Haley Real Estate Group through common ownership. Haley Communities Limited Partnership Fund No. 1 paid placement fees of 9% for all equity raised by the Company in 2010. The placement fees paid for the year ended December 31, 2010 were $419,850.

NOTE D – CONCENTRATIONS

100% of placement fees were generated from a single equity raise completed for Haley Associates Limited Partnership for the year ended December 31, 2010 (see Note C). The Company cash balances

NOTE D – CONCENTRATIONS (cont.)

are in one financial institution. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times the balances in the Company's accounts may exceed this limit. The Company is also a member of the Securities Investor Protection Corporation (SIPC), a nonprofit organization that assists investors when a brokerage firm closes due to bankruptcy or other financial difficulties. SIPC works to return customers' cash, stock, and other securities, and other customer property that may be missing from their account. It does not cover individuals who sold worthless stocks and other securities but rather helps customers when stocks and other securities are stolen or put at risk when a brokerage fails for other reasons. Securities in accounts transacted by the Company are protected in accordance with SIPC rules up to $500,000 including $250,000 cash.

NOTE E – RESTRICTED CASH

The CRD – Escrow account contains restricted cash used to pay for new or renewal licensing fees to federal and state agencies.

NOTE F– COMMITMENTS

The company leases its office space, copier and a postage meter. The office space is leased from a related party as discussed in Note C. Future minimum rental commitments under these non-cancellable leases are as follows as of December 31, 2010:

For the Year Ending December 31,	Office Lease	Postage Meter	Copier Lease
2011	$ 6,627	$ 928	$ 4,362
2012	6,944	928	
2013	6,944	928	
2014	7,062	928	
2015	7,415	696	
Total	$34,992	$4,408	$4,362

NOTE G – EMPLOYEE BENEFIT PLAN

The Company has a qualified 401(k) plan which covers substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the plan, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The Company matches the employee contributions up to 4% of eligible wages. The Company's matching contribution was $3,185 for the year ended December 31, 2010.

NOTE H – SUBSEQUENT EVENTS

Subsequent events were evaluated through February 22, 2011, which is the date of the financial statements were available to be issued. There were no subsequent events requiring disclosure.

HALEY SECURITIES, INC
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
IN ACCORDANCE WITH RULE 15c3-1
December 31, 2010

Aggregate Indebtedness:		
Total Liabilities		$ 9,589
Total Aggregate Indebtedness		9,589
Net Capital:		
Credit items:		
Common stock	$ 1,000	
Additional paid-in capital	-	
Retained earnings	250,854	251,854
Deduct Nonallowable Assets:		
Property and other assets, net of accumulated depreciation	4,361	
Prepaid and other assets	20,460	
Haircut on securities	83	24,904
Net Capital		$ 226,950
Capital Requirements:		
Minimum dollar requirements		$ 5,000
Net Capital exceeding requirements		221,950
Net Capital		$ 226,950
Percentage of Aggregate Indebtedness to Net Capital		4.22%

See notes to financial statements.

HALEY SECURITIES, INC
RECONCILIATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
PER AUDIT REPORT TO CLIENT'S FOCUS REPORT
December 31, 2010

Aggregate indebtedness per audit report	$	9,589
Aggregate indebtedness per FOCUS report		9,589
Difference	$	(0)
Net capital per audit	$	251,854
Nonallowable assets per FOCUS REPORT		(24,904)
Net capital per FOCUS report		226,950
Difference	$	(0)

See notes to financial statements.

HALEY SECURITIES, INC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
December 31, 2010

This firm claims exemptions to SEC Rule 15c3-3 pursuant to subparagraph B.(k)(2)(i).

HALEY SECURITIES, INC
COMPUTATION OF RESERVE REQUIREMENT
December 31, 2010

This firm claims exemptions to SEC Rule 15c3-3 pursuant to subparagraph B.(k)(2)(i).

GORACKE & ASSOCIATES, P.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
Haley Securities, Inc.
Omaha, Nebraska

In planning and performing our audit of the financial statements of Haley Securities, Inc. (the Company) as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve T of the Board of Governors of the Federal Reserve System.

Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those objectives of internal control and the practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and

recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations of internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

A *control deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. However we identified the following deficiencies in internal control that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Haley Securities, Inc. as of and for the year ended December 31, 2010 and this report does not affect our report thereon dated February 18, 2011. The Company lacks a full separation of duties considered important to a system of internal controls. This lack of separation of duties is typical in companies of this size.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is intended to be and should not be used by anyone other than these specified parties.

Goracke & Associates, P.C.

La Vista, Nebraska
February 22, 2011

GORACKE & ASSOCIATES, P.C.
Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Haley Securities, Inc.
Omaha, Nebraska

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC-7) for the year ended December 31, 2010, which were agreed to by Haley Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you in evaluating Haley Securities, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). Haley Securities, Inc.'s management is responsible for the Haley Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we

Southport Professional Bldg • 12110 Port Grace Blvd. • Suite 200 • La Vista, NE 68128 • 402/330-1200 • FAX 402/330-9455

performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goracke & Associates, P.C.

La Vista, Nebraska
February 22, 2011